AB 9/12

11023117

UN
SECURITIES AND
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
WASH, D.C.
200

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32480

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE DISTRIBUTION SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND (City) MAINE (State) 04101 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. EDWARD PIKE (614) 416-8821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR. (Address) NEW YORK (City) NEW YORK (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AP 9/12

OATH OR AFFIRMATION

I, J. EDWARD PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE DISTRIBUTION SERVICES, L.P., as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL
Title

Notary Public

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENT

JUNE 30, 2011

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Partnership") as of June 30, 2011 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of June 30, 2011 in conformity with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
August 18, 2011

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

Assets		
Cash and cash equivalents	$ 979,285	
Distribution fees receivable	115,050	
Prepaid expenses	19,264	
Other receivables	98,313	
Total Assets		$ 1,211,912
Liabilities and Partners' Capital		
Liabilities		
Accrued distribution fees	$ 766,919	
Payable to related parties	51,431	
Accrued expenses	36,287	
Total Liabilities		$ 854,637
Commitments and Contingencies		
Partners' Capital		357,275
Total Liabilities and Partners' Capital		$ 1,211,912

The accompanying notes are an integral part of this financial statement.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

NOTES TO FINANCIAL STATEMENT

JUNE 30, 2011

NOTE 1 - ORGANIZATION

Foreside Distribution Services, L.P. (the "Partnership"), a limited partnership, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership serves as distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Partnership's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statement has been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed had the Partnership operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statement in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Partnership considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES AND OTHER RECEIVABLES

The Partnership extends unsecured credit in the normal course of business to its customers. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of June 30, 2011, the Partnership has not recorded an allowance for any potential non-collection.

INCOME TAXES

The Partnership is a disregarded entity for Federal income tax purposes and is, therefore, required to be treated as a division of its general partner. The earnings and losses of the Partnership are included in the tax return of its parent and passed through to its owners. The Partnership is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statement. Management has concluded that the Partnership is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statement. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

SUBSEQUENT EVENTS

The Partnership has evaluated events and transactions for potential recognition or disclosure through August 18, 2011, which is the date the financial statement was available to be issued.

NOTE 3 - FAIR VALUE

The Partnership defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.

- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

- Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximate fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Partnership such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services. At June 30, 2011, amounts due to Foreside for these services amounted to $30,420. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Partnership, by Foreside, was $384,678 for the year ended June 30, 2011. The administrative service fee may not necessarily be the same if an unrelated party provided these services to the Partnership.

At June 30, 2011, the Partnership owes Foreside Financial Group, LLC $7,755.

The Partnership made four cash distributions to its Parent during the year totaling $275,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Partnership had net capital of $239,698, which was $182,722 in excess of its minimum required net capital of $56,976. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2011 was 3.57 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

CREDIT RISK

The Partnership maintains checking and money market accounts in a financial institution. Accounts in the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - AGREEMENTS

The Partnership has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements have an initial term of two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to the Agreements or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund.

The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Partnership. The Partnership has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Service Agreement") which continue in effect through the term of the Distribution Agreements. The Partnership receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

The Partnership enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the shareholder servicing of the Fund shareholders. The Partnership may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Partnership first receives such payments from the Funds.

The Partnership is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Distribution Services Agreements, based on the services selected. Pursuant to the Distribution Services Agreements, the investment advisor agrees to compensate and reimburse the Partnership to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Partnership has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agent receives contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Partnership the amount of the commission due to the selling broker-dealers and the Partnership then remits such amounts to the selling broker-dealers.

NOTE 9 - CONCENTRATIONS

As of June 30, 2011, one client accounted for approximately 72% of service fee accounts receivable.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response	12.00

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 29 2011
WASH., DC
200

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32480

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2010 (MM/DD/YY) AND ENDING JUNE 30, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FORESIDE DISTRIBUTION SERVICES, L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

THREE CANAL PLAZA, 3RD FLOOR
(No. and Street)

PORTLAND	MAINE	04101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
J. EDWARD PIKE (614) 416-8821
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FLR.	NEW YORK	NEW YORK	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, J. EDWARD PIKE, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FORESIDE DISTRIBUTION SERVICES, L.P., as of JUNE 30, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

FINANCIAL AND OPERATIONS PRINCIPAL

Title

Notary Public

Amber Patterson
Notary Public, State of Ohio
My Commission Expires 08-11-2013

NOTARIAL SEAL STATE OF OHIO

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

FINANCIAL STATEMENTS AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED JUNE 30, 2011

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

CONTENTS

MARCUM
ACCOUNTANTS ▲ ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

We have audited the accompanying statement of financial condition of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Partnership") as of June 30, 2011 and the related statements of income, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC) as of June 30, 2011 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

New York, NY
August 18, 2011

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF FINANCIAL CONDITION

JUNE 30, 2011

Assets		
Cash and cash equivalents	$ 979,285	
Distribution fees receivable	115,050	
Prepaid expenses	19,264	
Other receivables	98,313	
Total Assets		$ 1,211,912
Liabilities and Partners' Capital		
Liabilities		
Accrued distribution fees	$ 766,919	
Payable to related parties	51,431	
Accrued expenses	36,287	
Total Liabilities		$ 854,637
Commitments and Contingencies		
Partners' Capital		357,275
Total Liabilities and Partners' Capital		$ 1,211,912

The accompanying notes are an integral part of these financial statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF INCOME

FOR THE YEAR ENDED JUNE 30, 2011

Revenues		
Distribution fees	$ 1,145,128	
Service agreement fees	314,431	
Commissions	878,564	
Base distribution fees	264,073	
Compensation fees	422,224	
Licenses and other fees	137,120	
Interest and other income	3,465	
Total Revenues		$ 3,165,005
Expenses		
Distribution expenses	2,023,692	
Administrative service fee to related party	384,678	
Wholesale payroll allocation	313,745	
Professional fees	45,363	
Licenses and fees	171,338	
Other expenses	19,036	
Total Expenses		2,957,852
Net Income		$ 207,153

The accompanying notes are an integral part of these financial statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CHANGES IN PARTNERS' CAPITAL

FOR THE YEAR ENDED JUNE 30, 2011

	General	Limited	Total Partners' Capital
Balance - July 1, 2010	$ 306,087	$ 119,035	$ 425,122
Net income	149,150	58,003	207,153
Distributions to Parent	(198,000)	(77,000)	(275,000)
Balance - June 30, 2011	$ 257,237	$ 100,038	$ 357,275

The accompanying notes are an integral part of these financial statements.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2011

Cash Flows from Operating Activities		
Net income		$ 207,153
Changes in operating assets and liabilities:		
Increase in distribution fees receivable	$ (24,927)	
Increase in prepaid expenses	(2,533)	
Decrease in other receivables	16,250	
Increase in accrued distribution fees payable and related expenses	307,059	
Decrease in payable to affiliates	(5,447)	
Decrease in accrued other expenses	(9,456)	
Total Adjustments		280,946
Net Cash Provided by Operating Activities		488,099
Cash Used in Financing Activities		
Distributions to Parent		(275,000)
Net Increase in Cash and Cash Equivalents		213,099
Cash and Cash Equivalents - Beginning of year		766,186
Cash and Cash Equivalents - End of year		$ 979,285

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

Foreside Distribution Services, L.P. (the "Partnership"), a limited partnership, is an indirect wholly-owned subsidiary of Foreside Financial Group, LLC and a direct subsidiary of Foreside Distributors, LLC ("Foreside" or the "Parent"). The Partnership is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Partnership serves as distributor and principal underwriter for various investment companies (the "Funds"). Substantially all of the Partnership's revenues are earned from the Funds or from the investment advisors to the Funds. The sales of the Funds' shares are executed by third party broker-dealers.

The accompanying financial statements have been prepared from the separate records maintained by the Partnership and, due to certain transactions and agreements with affiliated entities, may not necessarily be indicative of the financial condition that would have existed or the results that would have been obtained from operations had the Partnership operated as an unaffiliated entity.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the period. Actual results could differ from those amounts.

CASH AND CASH EQUIVALENTS

The Partnership considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DISTRIBUTION FEES AND OTHER RECEIVABLES

The Partnership extends unsecured credit in the normal course of business to its customers. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management. As of June 30, 2011, the Partnership has not recorded an allowance for any potential non-collection.

REVENUE RECOGNITION

Distribution fees represent 12b-1 fees paid by the Funds pursuant to the Distribution Agreement (the "Agreement") between the Funds and the Partnership. Fees earned by the Partnership are principally determined based on average daily net assets of the Funds and are accrued monthly.

The Partnership receives service agreement fees by providing certain services (the "NSCC Services") to its clients as a Fund Member of the National Securities Clearing Corporation ("NSCC.") Fees for the NCSS Service are earned and billed monthly. When the Partnership serves as the principal underwriter for various mutual fund families, the Partnership provides the NSCC Services for such Funds as part of the distribution relationship. The Partnership has also agreed to provide the NSCC Services for certain funds for which the Partnership is not the principal underwriter. In these cases, the Partnership provides the NSCC Services pursuant to a written Services Agreement.

Investors in certain classes of the Funds' shares pay commissions to the Partnership for the purchase of those shares based on a percentage of the value of the shares purchased. The Partnership, in turn, pays commissions to the broker-dealers who originated the sales. Such transactions are recorded as net commission income. Certain commission income is earned by the Partnership for investors who purchase directly from the Funds.

Base distribution fees not paid out of the Funds' 12b-1 plan are fees paid by the Funds' investment advisors for providing ongoing management and oversight of distributor activities. These fees are billed and earned monthly.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

Compensation fees are payments made by the Funds' investment advisor, an unaffiliated third party, in accordance with the Agreement. The fees compensate the Partnership for wholesaling activities performed on behalf of the Funds. The wholesale payroll allocation expense consists of the personnel expenditures made by the Partnership in performing the service.

Licenses and other fees represent payments made by the Funds' advisors to compensate the Partnership for certain expenses incurred. The expenses include FINRA licensing and advertising review fees.

DISTRIBUTION AND DISTRIBUTION RELATED EXPENSE

Distribution expense represents 12b-1 fees predominantly incurred to the dealer of record. Distribution fees not paid to selling brokers are used to support other distribution related activities as allowed under the distribution plan. Accrued distribution related expenses (which result from unpaid distribution fees and certain commissions earned by the Partnership) include, but are not limited to, the printing of prospectuses and reports used for sales purposes, advertisements, expenses of preparation and printing of sales literature, expenses associated with electronic marketing and sales media and communications and other sales or promotional expenses.

INCOME TAXES

The Partnership is a disregarded entity for Federal income tax purposes and is therefore required to be treated as a division of its general partner. The earnings and losses of the Partnership are included in the tax return of its parent and passed through to its owners. The Partnership is not subject to income taxes in any jurisdiction. Each partner is responsible for the tax liability, if any, related to its proportionate share of the Partnership's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. Management has concluded that the Partnership is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INCOME TAXES (CONTINUED)

Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

SUBSEQUENT EVENTS

The Partnership has evaluated events and transactions for potential recognition or disclosure through August 18, 2011, which is the date the financial statements were available to be issued.

NOTE 3 - FAIR VALUE

The Partnership defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The standard establishes the following hierarchy used in fair value measurements and expands the required disclosures of assets and liabilities measured at fair value:

- Level 1 - Inputs use quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access.
- Level 2 - Inputs use other inputs that are observable, either directly or indirectly. These inputs include quoted prices for similar assets and liabilities in active markets as well as other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.
- Level 3 - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability.

Certain financial instruments are carried at cost on the balance sheet, which approximates fair value due to their short-term, highly liquid nature. These instruments include cash and cash equivalents, prepaid expenses, distribution fees receivable, other receivables, accrued expenses and other liabilities and are classified as Level 1.

NOTE 4 - RELATED PARTY TRANSACTIONS

Foreside provides various services to the Partnership such as use of office facilities, equipment, personnel and other administrative services. Foreside charged the Partnership an administrative service fee for these services designed to cover the costs of providing such services. At June 30, 2011, amounts due to Foreside for these services amounted to $30,420. Such amounts are included in payable to related parties on the accompanying statement of financial condition. The aggregate amount charged to the Partnership, by Foreside, was $384,678 for the year ended June 30, 2011. The administrative service fee may not necessarily be the same if an unrelated party provided these services to the Partnership.

At June 30, 2011, the Partnership owes Foreside Financial Group, LLC $7,755.

The Partnership made four cash distributions to its Parent during the year totaling $275,000.

NOTE 5 - NET CAPITAL REQUIREMENT

As a registered broker-dealer engaged in the sale of redeemable shares of registered investment companies and certain other share accounts, the Partnership is subject to the SEC's Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital not to exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash distributions paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2011, the Partnership had net capital of $239,698, which was $182,722 in excess of its minimum required net capital of $56,976. The Partnership's ratio of aggregate indebtedness to net capital at June 30, 2011 was 3.57 to 1.

NOTE 6 - REGULATORY COMPLIANCE

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies and the Partnership does not maintain customer accounts or handle customer funds.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

INDEMNIFICATIONS

The Partnership provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Partnership could be required to make under these indemnifications cannot be estimated. However, the Partnership believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

CREDIT RISK

The Partnership maintains checking and money market accounts in a financial institution. Accounts in the bank are insured by the Federal Deposit Insurance Corporation ("FDIC"). At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the FDIC insurance limit. Management periodically assesses the financial condition of the bank and believes that any potential credit loss is minimal.

NOTE 8 - AGREEMENTS

The Partnership has Distribution Agreements with the Funds under which it acts as the distributor of the shares of beneficial interest of the Funds. The Agreements have an initial term of two years. Thereafter, if not terminated, the Agreements shall continue with respect to the Funds automatically for successive one-year terms, provided such continuation is approved at least annually (a) by the vote of a majority of those members of the respective Fund's Board of Trustees who are not parties to the Agreements or interested persons of any such party and (b) by the vote of the respective Fund's Board of Trustees, or by the vote of a majority of the outstanding voting securities of such Fund.

The Agreements are terminable without penalty with 60 days' prior written notice, by the Funds' Board of Trustees, by a vote of a majority of the outstanding voting securities of the Funds, or by the Partnership. The Partnership has also entered into Distribution Services Agreements with the investment advisors to certain of the Funds (the "Service Agreement") which continue in effect through the term of the Distribution Agreements. The Partnership receives commissions on sales of certain new Funds' shares and any distribution and services (12b-1) fees paid by the Funds for shares sold which are still outstanding.

NOTE 8 - AGREEMENTS (CONTINUED)

The Partnership enters into Dealer and Selling Group Member Agreements with various intermediaries (including third party broker-dealers, banks and third party administrators) related to the sale of the shares of the Funds and the shareholder servicing of the Fund shareholders. The Partnership may pay these intermediaries distribution and shareholder servicing fees (12b-1 fees or commissions) as outlined in their respective Dealer and Selling Group Member Agreements provided that the Partnership first receives such payments from the Funds.

The Partnership is entitled to receive the compensation and reimbursement of the expenses set forth in the Distribution Agreements or the Distribution Services Agreements, based on the services selected. Pursuant to the Distribution Services Agreements, the investment advisor agrees to compensate and reimburse the Partnership to the extent that the Funds are not so authorized. The revenue is realized as base distribution fees.

The Partnership has agreements with third party financing agents with respect to the purchase and sale of B and C shares of certain mutual funds, which have 12b-1 distribution plans and a contingent deferred sales charge feature. Under these agreements, the third party financing agent receives contingent deferred sales charges, 12b-1 fees and shareholder servicing fees from the Funds. The financing agent pays the Partnership the amount of the commission due to the selling broker-dealers and the Partnership then remits such amounts to the selling broker-dealers.

NOTE 9 - CONCENTRATIONS

For the year ended June 30, 2011, two clients accounted for 24% of service fee revenue. As of June 30, 2011, one client accounted for approximately 72% of service fee accounts receivable.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

COMPUTATION OF NET CAPITAL UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-1

JUNE 30, 2011

Net Capital		
Partners' capital		$ 357,275
Deductible for Nonallowable Assets		
Prepaid expenses	$ 19,264	
Other receivables	98,313	
Total		117,577
Net Capital		$ 239,698
Aggregate Indebtedness - Total Liabilities		$ 854,637
Computation of Basic Net Capital Requirement		
Minimum net capital required (Greater of 6-2/3% of aggregate indebtedness, or $25,000 minimum dollar net capital requirements)		$ 56,976
Excess Net Capital		$ 182,722
Excess Net Capital at 1000%		$ 154,235
Ratio of Aggregate Indebtedness to Net Capital		3.57 to 1

There are no material differences between the net capital as shown above and the corresponding computation by the Partnership for inclusion in its unaudited Part IIA FOCUS Report filing as of June 30, 2011.

See independent auditor's report.

FORESIDE DISTRIBUTION SERVICES, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER THE SECURITIES AND EXCHANGE COMMISSION RULE 15c3-3

JUNE 30, 2011

The Partnership claims exemption under the exemptive provisions of Rule 15c3-3 under Subparagraph (k)(1) - all customer transactions are limited to the sale and redemption of redeemable securities of registered investment companies, and the Partnership does not maintain customer accounts or handle customer funds.

See independent auditors' report.

MARCUM
ACCOUNTANTS ▲ ADVISORS

**INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL REQUIRED BY
SECURITIES AND EXCHANGE COMMISSION RULE 17A-5**

To the Partners
Foreside Distribution Services, L.P.
(A Wholly-Owned Subsidiary of Foreside Financial Group, LLC)

In planning and performing our audit of the financial statements of Foreside Distribution Services, L.P. (a wholly-owned subsidiary of Foreside Financial Group, LLC) (the "Partnership"), as of and for the year ended June 30, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

MARCUMGROUP
MEMBER

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Partnership's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Partnership's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

New York, NY
August 18, 2011